Exhibit (a)(5)(ix)

EFiled: Jan 20 2015 04:14PM EST Transaction ID 56633135 Case No. 10563-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

Vincent Grimaldi, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

NPS Pharmaceuticals, Inc., Peter G. Tombros, Michael W. Bonney, Colin Broom, Georges Gemayel, Pedro Granadillo, James G. Groninger, Francois Nader, Pierre Legault, Rachel  R. Selisker, Shire Pharmaceutical Holdings Ireland Limited, Knight Newco 2, Inc., and Shire PLC,

Defendants.

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C.A. No.

VERIFIED CLASS ACTION COMPLAINT

The allegations of the Complaint are based on the personal knowledge of Plaintiff Vincent Grimaldi (“Plaintiff”) as to himself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein, as follows:

NATURE OF THE ACTION

1.                                      This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders NPS Pharmaceuticals, Inc. (“NPS” or the “Company”) to enjoin a transaction whereby the board of directors of the Company (the “Board”) has agreed to sell NPS to Knight Newco 2,

Inc. (“Merger Sub”) a wholly owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“Parent”) for $46 per share in cash (the “Proposed Transaction”), in a tender offer pursuant to an Agreement and Plan of Merger, dated January 11, 2015 (the “Merger Agreement”), between NPS, Merger Sub, Parent, and Shire PLC (Merger Sub and Parent are affiliates of Shire PLC and were formed by Shire PLC to effectuate the Proposed Transaction. Merger Sub, Parent and Shire PLC shall hereinafter collectively be referred to as “Shire”). The Proposed Transaction is a cash-out transaction for Plaintiff and the other public shareholders of NPS. The proposed tender offer for all of the Company’s outstanding stock by Shire is at an unfair price and on grossly unfair and inadequate terms, and deprives Plaintiff and the other public shareholders of the value of and right to participate in the future benefits and profitability of the Company. The total equity value of the Proposed Transaction is approximately $5.2 billion. The Board has unanimously recommended the approval of the Merger Agreement and the Proposed Transaction. The Defendants expect to complete the Proposed Transaction during the first quarter of 2015.

2.                                      The Proposed Transaction will be effectuated pursuant to DGCL § 251(h), which eliminates a required shareholder vote in the second step of a two-step transaction as soon as the buyer has a simple majority of shares, i.e., 50.1%.

3.                                      NPS is a rare disease-focused biopharmaceutical company. Its first product, GATTEX/REVESTIVE is approved in the United States and Europe to treat adults with short bowel syndrome who are dependent on parenteral support. According to analysts, GATTEX is predicted to garner more than $300 million in sales in 2016. NPS also has a registration phase drug, NATPARA for the treatment of hypoparathyroidism that the FDA is scheduled to decide whether it receives approval by January 24, 2015. In the event it receives FDA approval, analysts anticipate sales of NATPARA could be just as lucrative as GATTEX. Consensus analyst forecasts for the two NPS medicines point to annual sales of $509 million and $534 million respectively by 2019, according to Thomson Reuters.

4.                                      However, rather than wait to see if NATPARA receives FDA approval, NPS entered into an agreement to sell the Company for a price well below its true going forward inherent value had NATPARA received FDA approval. Indeed, according to NPS CEO Francois Nader, the risk of NATPARA not receiving FDA approval is low. In fact, Reuters quoted Nader as saying “I am confident that NATPARA will be approved on the 24th, however ... there is absolutely no guarantee.” “Given our interactions with the FDA, I believe it will be approved.”

5.                                      Yet, NPS executives had couched their bet in selling the Company prior to receiving FDA approval for NATPARA and knew that not only would they receive millions of dollars from the sale of the Company prior to FDA approval but that they would also share in the upside of the newly merged company following FDA approval.

6.                                      Further, selling the Company for only $46 per share prior to the receipt of FDA approval of NATPARA will greatly benefit Shire. The acquisition of NPS is expected to enhance Shire’s revenue and earnings growth profile. Shire expects the Proposed Transaction to be accretive to Non GAAP EPS from 2016 onward. Related to the acquisition, Shire anticipates that it will realize operating synergies beginning in 2016 and growing substantially thereafter. Shire anticipates synergies of approximately 25-35% of the Street’s consensus forecast of NPS’s standalone future operating cost base from 2017 onward. Shire also expects that the Proposed Transaction will deliver ROIC in excess of its weighted average cost of capital.

7.                                      The Proposed Transaction offers unfair and inadequate consideration that does not maximize stockholder value for Plaintiff and other NPS public stockholders and is being advanced through an unfair process. The Board members have therefore breached their fiduciary duties owed to Plaintiff and the

Class to take all necessary steps to ensure that NPS stockholders will receive the maximum realizable value for their shares on a sale of the Company.

8.                                      The Merger Agreement contains preclusive deal protection devices that are not contemplated to benefit the Company or its stockholders, but instead, to benefit Shire. For example, pursuant to the Merger Agreement, the Board is not only prohibited from soliciting competing bids for the Company but also provided Shire with a Last-Look option that allows it to match any superior proposal. Moreover, the Company is subject to a termination fee of $155,939,696 payable to Shire if the Proposed Transaction is terminated by the Company in favor of a superior proposal, which the Board must provide Shire with any and all material terms and conditions of such offer within 24 hours after receipt. Shire is then given four business days to subsequently change the terms of the Merger Agreement to match the alternative offer.

9.                                      The deal protection provisions essentially “lock-up” the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company’s public shareholders. The Proposed Transaction will deprive shareholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability. More importantly, the Defendants intend to commence the tender offer just days from now on or before January 26, 2015, and the tender offer will expire as soon as 20 business days after commencement. Non-tendering shareholders may be cashed-out without having been given an opportunity to vote on the Proposed Transaction.

10.                               Moreover, the Proposed Transaction benefits members of the Board, along with other top executives of NPS, as the Proposed Transaction will provide them with lavish change of control payments and stock sales. Further, there are major conflicts of interest on the part of the Company’s financial advisor as well as with members of the Board of Directors of the Company who did not recuse themselves in recommending and voting in favor of the Proposed Transaction.

11.                               Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants, who are aided and abetted by NPS, from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their NPS stock, and to compel the Individual Defendants to carry out their fiduciary duties to maximize shareholder value on a sale of the Company.

THE PARTIES

12.                               Plaintiff has owned the common stock of NPS since prior to the announcement of the Proposed Acquisition herein complained of, and continues to own this stock.

13.                               NPS is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located in Bedminster, New Jersey. NPS is a biopharmaceutical company focused on the development of treatment options for patients with rare gastrointestinal and endocrine disorders and serious unmet medical needs. The Company’s common stock is traded on the NASDAQ Stock Exchange under the symbol NPSP.

14.                               Defendant Peter G. Tombros (“Tombros”) is the Chairman of the Board of NPS.

15.                               Defendant Francois Nader MD (“Nader”) is the President, Chief Executive Officer and a director of the Company.

16.                               Defendant Michael W. Bonney (“Bonney”) is a director of the Company.

17.                               Defendant Colin Brown MD (“Brown”) is a director of the Company. Previously, Brown was the Vice President, Chief Scientific Officer of ViroPharma, Inc., a biopharmaceutical company, which was later acquired by Shire PLC in January 2014.

18.                               Defendant Georges Gemayel Ph.D. (“Gemayel”) is a director of the Company.

19.                               Defendant Pedro Franadillo (“Franadillo”) is a director of the Company.

20.                               Defendant James G. Groninger (“Groninger”) is a director of the Company.

21.                               Defendant Pierre Legault (“Legault”) is a director of the Company.

22.                               Defendant Rachel R. Selisker (“Selisker”) is a director of the Company.

23.                               Defendants Tombros, Nader, Bonney, Brown, Gemayel, Franadillo, Groninger, Legault, and Selisker are collectively referred to herein as the “Individual Defendants.”

24.                               Defendant Shire PLC, a Ireland corporation, markets, licenses and develops prescription medicines.

25.                               Defendant Shire Pharmaceutical Holdings Ireland Limited (“Parent”) is an Ireland corporation and an affiliate of Shire PLC.

26.                               Defendant Knight Newco 2, Inc. (“Merger Sub”) is a wholly owned subsidiary of Parent, and is a corporation duly organized for the purposes of facilitating the Proposed Transaction and under the laws of the State of Delaware.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27.                               The Individual Defendants as officers and/or directors of the Company stand in a fiduciary relationship to Plaintiff and the Company’s other public stockholders and owes them the highest fiduciary obligations of good faith, fair dealing, due care and loyalty.

28.                               Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to stockholders.

To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)                                 adversely affects the value provided to the Company’s stockholders;

(b)                                 favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c)                                  adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the Company’s stockholders; and/or

(d)                                 will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

29.                               In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)                                 participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)                                 participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public stockholders.

30.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly and/or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to Plaintiff and other public stockholders of NPS.

CLASS ACTION ALLEGATIONS

31.                               Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

32.                               This action is properly maintainable as a class action.

33.                               The Class is so numerous that joinder of all members is impracticable. As of September 30, 2014, there were reportedly in excess of 106 million shares of NPS common stock outstanding, owned by hundreds, if not thousands, of stockholders.

34.                               There are questions of law and fact, which are common to the Class including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and the members of the

Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants, as alleged herein.

35.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

36.                               Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

37.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Relevant Background

38.                               NPS is a commercial-stage rare disease-focused biopharmaceutical company, whose first product, GATTEX for injection, has been launched in the

U.S. to treat adults with short bowel syndrome. NPS is in the process of launching the product in Europe under the trade name REVESTIVE. NPS’s second product, NATPARA, is currently under review in the U.S. and Europe for the treatment for hypoparathyroidism.

39.                               GATTEX has received orphan drug designation from the U.S. Food and Drug Administration (FDA) and was approved in December 2012. GATTEX generated sales of $67.9 million in the nine months ending September 30, 2014. In Europe, REVESTIVE has been launched in Germany and Sweden.

40.                               NATPARA, NPS’s parathyroid hormone for the treatment of hypoparathyroidism, a rare endocrine disorder characterized by insufficient levels of parathyroid hormone, is currently under review in the U.S. with an FDA Prescription Drug User Fee Act action date for the Biologics License Application of January 24, 2015. In Europe, the European Medicines Agency has validated and initiated its review of NPS’s marketing authorization application for NATPARA.

41.                               On November 10, 2014, NPS reported its financial results for the quarter ended September 30, 2014. The value of NPS’s gross assets were $282.2 million with net assets totaling $130.9 million as of September 30, 2014. NPS’s losses before tax for the three and nine-month periods ending September 30, 2014 were $1.9 million and $6.2 million, respectively. NPS reported net global GATTEX/REVESTIVE sales of $28.1 million for the third quarter of 2014, compared to $11.0 million for the same period last year. Commenting upon these results, Defendant Nader stated that “We are pleased with the continued success of GATTEX/REVESTIVE, which has achieved $68 million of net sales so far this year leaving us on tract to deliver more than 200% year-over-year growth.” Further, Defendant Nader added that “We were very gratified to receive a positive Advisory Committee vote recommending the approval of NATPARA for the long-term treatment of hypoparathyroidism .... In parallel, we are advancing a number of pre-commercial activities to prepare for the successful launch of NATPARA in the second quarter of 2015.”

42.                               On December 17, 2014, Bloomberg reported that Shire was considering a bid for NPS. Shire was interested in NPS as a way to expand in rare diseases such as gastrointestinal and endocrine disorders, according to Bloomberg. The timing of the offer could depend on whether the FDA approves NATPARA, which is scheduled to happen by January 24, 2015, although Shire may decide to pursue the deal before the deadline, according to the article.

43.                               On January 5, 2015, The Wall Street Journal reported that NPS is working with Goldman Sachs in seeking a buyer for the Company, and that initial bids were due by January 9, 2015.

44.                               However, rather than engage in an auction for the Company or engage in a pre-market check, NPS agreed to be acquired by its only suitor, Shire, and then lock-up the transaction with deal protective devices to prevent other bidders from offering more for the Company. This is shocking considering NATPARA strong likelihood of receiving FDA approval on January 24, the $46 takeover price will be well below the Company’s fair value that other firms will very likely seek to acquire the Company for a higher price but will now be prevented from doing so.

The Proposed Transaction

45.                               On January 11, 2015, NPS and Shire announced that they had entered into the Agreement and Plan of Merger dated January 11, 2015 (the “Merger Agreement”), whereby Shire would acquire NPS, with the Company surviving the Proposed Transaction as an indirect, wholly-owned subsidiary of Shire.

46.                               Under the terms of the Merger Agreement, NPS shareholders will receive for each outstanding share of NPS common stock owned $46 in cash. According to the Defendants, the Proposed Transaction is currently expected to be completed in the first quarter of 2015. Once the Proposed Transaction is completed, NPS will become a part of Shire, will cease to exist, and will no longer be openly traded on the NASDAQ.

48.                               The acquisition of NPS is expected to enhance Shire’s revenue and earnings growth profile. Shire expects the transaction to be accretive to Non GAAP EPS from 2016 onward. Related to the acquisition, Shire anticipates that it will realize operating synergies beginning in 2016 and growing substantially thereafter.

Shire anticipates synergies approximating 25-35% of the Street’s consensus forecast of NPS’s standalone future operating cost base from 2017 onward. Shire also expects that the transaction will deliver ROIC in excess of its weighted average cost of capital.

Preclusive Deal Protection Devices

49.                               As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

50.                               By way of example, §7.03 of the Merger Agreement includes a “No Solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Otsuka.

51.                               Pursuant to §7.03 of the Merger Agreement, should an unsolicited bidder submit a bona fide proposal that is more favorable than the Proposed Merger terms (Superior Proposal), the Company must notify Shire, within 24 hours, of the bidder’s identity and the material terms of the bidder’s offer.

52.                               Under §7.03 of the Merger Agreement, should the Board determine that the unsolicited offer is a Superior Proposal, then before the Board can change its recommendation to shareholders regarding the Proposed Acquisition with Shire, it must grant Shire four business days in which the Company must negotiate in good faith with Shire (if Shire so desires) and allow Shire to amend the terms of the Merger Agreement so that the Superior Proposal ceases to be a Superior Proposal and the Board is not obligated to change its recommendations to shareholders regarding the Proposed Acquisition with Shire. In other words, the Merger Agreement gives Shire access to any rival bidder’s information and allows Shire a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a “stalking horse” because the Merger Agreement unfairly assures that any “auction” will favor Shire and piggy-back upon the due diligence of the foreclosed second bidder.

53.                               Section 11.01 of the Merger Agreement also provides for a termination fee of $155,939,696 payable to Shire by NPS if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

54.                               Any unsolicited competing bidder would have to incur the great expense of conducting due diligence and formulating a proposal within a very limited time frame, and yet, pursuant to the Merger Agreement, Shire would have an opportunity to simply match it. Further, a competing bidder will need to negotiate with the person or persons at NPS in charge of the Proposed Transaction and already heavily biased in favor of approving the Proposed Transaction. Even if another bidder is tenacious enough to navigate this obstacle course, that bidder will be further discouraged by the onerous termination fee that the Company (and by extension, the “successful” competing bidder) will be forced to pay.

55.                               In the process of considering and ultimately entering into the Merger Agreement with Shire, the NPS Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction, and alternatives to maximize shareholder value, were apparently arrived at without a full and thorough investigation by the Board, and the terms are intrinsically unfair and inadequate from the standpoint of the NPS stockholders.

56.                               Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide a true or effective “fiduciary out” under the circumstances.

The Conflicts of Interest

57.                               NPS hired Goldman Sachs (“Goldman”) to act as its independent financial advisor in recommending whether NPS should enter into a transaction with Shire and whether the price of $46 per share is fair. However, Goldman is conflicted as it has a prior and existing relationship with Shire.

58.                               Goldman was hired by Shire in June, 2014 to advise it on the takeover offer Shire received from Abbvie Inc. (“Abbvie”). Shire and Abbvie entered into an agreement to merge on July 18, 2014, where Goldman acted as the financial advisor to Shire. However, the deal ultimately fell apart due to the negative fallout of the tax inversion deal that was orchestrated by Abbvie. As a result, Shire walked away with a lucrative break-up fee of $1.635 billion.

59.                               Goldman’s lucrative relationship with Shire did not end there. Goldman also acted as an arranger, in November 2014, to Shire’s $2.1 billion revolving credit facility, and that same month, Goldman added Shire to its coverage list where a Goldman analyst placed a “BUY” rating on Shire stock.

60.                               However, the conflicts of interest of the Proposed Transaction did not end with Goldman. Defendant Brown, who is a director of the Company, also worked as the Vice President, Chief Scientific Officer of ViroPharma, Inc., a biopharmaceutical company, which was later acquired by Shire in January 2014. Despite this conflict of interest, Brown did not recuse himself as a member of the

Board in evaluating and recommending the transaction, which was unanimously recommended and approved by the Board of NPS.

The Benefits Given to Management

61.                               The Board and Company management own an illiquid block of shares of NPS common stock. The Proposed Transaction offers the Board and management a liquidity event, and if the merger closes, Board members and management will receive millions from the sale of their illiquid block of NPS common stock in the Proposed Transaction.

62.                               Moreover, Company insiders will also receive millions of dollars in special payments for currently unvested stock options, performance units, and restricted shares, all of which will, upon completion of the transaction, become fully vested and exercisable.

63.                               As such, the executives of NPS, particularly Defendant Nader would be well taken care of in the sale of the Company to Shire, and, faced little downside in selling the Company prior to the potential approval of NATPARA by the FDA on January 24, 2015, since they would be very likely maintaining their lucrative positions with the Company following a merger and any securities in the newly merged company would allow them to reap the upside from the benefits of a FDA approved NATPARA drug, whereas stockholders of NPS will not be so lucky as they will be cashed out and will not be eligible to reap any such benefits.

64.                               The Individual Defendants have violated their fiduciary duties owed to the public shareholders of NPS. The Individual Defendants’ agreement to the terms of the Proposed Transaction and its timing demonstrate a clear lack of due care and loyalty to the NPS public shareholders.

65.                               The Individual Defendants’ fiduciary obligations under these circumstances require them to undertake an appropriate evaluation of how to maximize NPS’s value as an acquisition candidate.

66.                               The Individual Defendants have violated their fiduciary duties owed to Plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company’s public shareholders for their own personal benefit.

67.                               Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of NPS’s assets and business, and they will be prevented from obtaining fair and adequate consideration for their shares of NPS common stock.

68.                               The consideration to be paid to Class members in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic and true value of NPS common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to, among other things, the anticipated operating results, net asset value, cash flow, and profitability of the

Company. Also, by entering into the Merger Agreement with Shire, the Individual Defendants have allowed the price of NPS stock to be capped, thereby depriving Plaintiff and the Class of the opportunity to realize any increase in the value of NPS stock.

69.                               By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

70.                               Shire aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the wrongful conduct complained of herein could not have occurred without the knowing participation of Shire.

71.                               Plaintiff and other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL

DEFENDANTS.

72.                               Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

73.                               By the acts, transactions and courses of conduct alleged herein, Individual Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

74.                               As alleged herein, the Individual Defendants have failed to, inter alia:

(a)                                 Adequately consider the Proposed Transaction, including whether it maximizes shareholder value;

(b)                                 Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in an appropriate market check or canvas of the industry; and

(c)                                  Otherwise take the steps necessary to comply with their fiduciary duties, such as by avoiding conflicts of interest and disclosing all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

75.                               As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

76.                               In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a)                                 Undertake an appropriate evaluation of NPS’s value;

(b)                                 Evaluate the Proposed Transaction and other potential transactions;

(c)                                  Enable public shareholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d)                                 Refrain from favoring the Individual Defendants’ interests over those of the Company’s public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e)                                  Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

77.                               Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AGAINST SHIRE, PARENT, AND MERGER SUB

(FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES)

78.                               Plaintiff repeats and re-alleges each allegation set forth herein.

79.                               Defendants Shire, Parent and Merger Sub have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

80.                               Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Shire, Parent, and Merger Sub, who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

81.                               As a result of the unlawful actions of Defendants Shire, Parent and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for NPS’s assets and business. Unless their actions of are enjoined by the Court, Defendants Shire, Parent, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

82.                               As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their NPS shares.

83.                               Plaintiff and other members of the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

B.                                    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C.                                    In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D.                                    Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

E.                                     Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

F.                                      Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: January 20, 2015	ANDREWS & SPRINGER, LLC

	By:	/s/ Peter B. Andrews
Peter B. Andrews (Del. Bar No. 4623)
Craig J. Springer (Del. Bar No. 5529)
3801 Kennett Pike,
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957
Fax: (302) 397-2681

Counsel for Plaintiff Vincent Grimaldi

Of Counsel:

MILBERG LLP

Kent A. Bronson, Esq.

Arvind Khurana, Esq.

One Pennsylvania Plaza

New York, NY 10119

Tel.: (212) 594-5300

Counsel for Plaintiff Vincent Grimaldi